SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                            CECO ENVIRONMENTAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    125141101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 14, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]         Rule 13d-1(b)
      [X]         Rule 13d-1(c)
      [ ]         Rule 13d-1(d)


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CUSIP No.                            13G                             Page 2 of 4
125141101


      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Harvey Sandler Revocable Trust

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                                  (b)  [ ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Florida

       NUMBER OF                5        SOLE VOTING POWER
        SHARES
      BENEFICIALLY                       1,042,306
        OWNED BY
          EACH                  6        SHARED VOTING POWER
       REPORTING
      PERSON WITH                        0

                                7        SOLE DISPOSITIVE POWER

                                         1,042,306

                                8        SHARED DISPOSITIVE POWER

                                         0

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,042,306 shares of Common Stock

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES                                   [ ]

     11
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.4%

     12        TYPE OF REPORTING PERSON

               OO


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CUSIP No.                            13G                             Page 3 of 4
125141101


     This Amendment No. 1 to Schedule 13G (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of CECO Environmental Corp. (the "Issuer"). This Statement supplementally amends the initial statement on Schedule 13G, filed on April 8, 2005 (the "Initial Statement"), by Harvey Sandler Revocable Trust. This Amendment No. 1 is being filed by Harvey Sandler Revocable Trust to report that Harvey Sandler Revocable Trust is the beneficial owner of more than ten percent of the outstanding Common Stock of the Issuer.

Item 4.             Ownership.

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    Harvey Sandler Revocable Trust

                    (a) Amount beneficially owned: 1,042,306 shares of Common Stock, $0.01 par value, of CECO Environmental Corp.

                    (b)  Percent of class: 10.4%

                    (c)  Number of shares as to which the person has:

                         (i)    Sole power to vote or to direct the vote:
                                1,042,306 shares

                         (ii)   Shared power to vote or to direct the vote:
                                0 shares

                         (iii) Sole power to dispose or to direct the disposition of: 1,042,306 shares

                         (iv) Shared power to dispose or to direct the disposition of: 0 shares


Item 10.            Certifications.

                    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No.                            13G                             Page 4 of 4
125141101


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2005                             HARVEY SANDLER REVOCABLE TRUST

                                                 By:/s/ Harvey Sandler
                                                    ----------------------------
                                                 Name: Harvey Sandler
                                                 Title: Sole Trustee